BARCLAYS

CAPITAL

STRUCTURED INVESTMENTS

Filed Pursuant to Rule 433

Registration No. 333-169119

May 27, 2011

The highly dynamic environment of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for new ideas and creative solutions that seek to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking different strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, structured investments have become a key driver in today’s global markets. Please see “Certain Risk Considerations” in this presentation.

Structured Investments may help investors meet their specific financial goals and provide greater diversification* to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are structured notes and structured certificates of deposit which consist of a debt security and a bank deposit respectively, linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency), which aim to help investors to minimize the loss of principal and a bank deposit respectively.**

* Diversification does not protect against loss.

** Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

STRUCTURED INVESTMENTS

What are Structured Investments?

Structured Investments provide investors with an opportunity to participate in the potential appreciation of a reference asset, while protecting the invested principal (subject to the creditworthiness of the issuer*).

Structured Investments are issued by Barclays Bank PLC and Barclays Bank Delaware, respectively. They are designed for investors who are looking to participate in the potential appreciation of a reference asset while at the same time mitigating the downside market risk associated with owning that reference asset.

Structured Investments may provide exposure to a wide range of reference asset classes, including equities, inflation, commodities, interest rates, foreign exchange or a combination of asset classes termed a “hybrid”.

In order to receive principal protection* on a Structured Investment, the investment must be held to maturity. Typically, Structured Investments have one to five year maturities; however, the term could vary depending on the structure of the note or the CD. If held until maturity, the Structured Investments will return the initial investment amount, as well as the appreciation, if any, of the reference asset.*

Structured Investments may help investors meet their specific financial goals and provide greater diversification† to their investment portfolios. Except for rates-linked Structured Investments, in return for the potential of market participation, Structured Investments generally do not pay a scheduled coupon, but offer a single payment at maturity.

* Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

† Diversification does not protect against loss.

STRUCTURED INVESTMENTS

How do Structured Investments work?

Structured Investments are designed to provide protection of the invested principal (subject to the creditworthiness of the issuer*), as well as an opportunity to participate in any potential gains on the reference asset.

Therefore, Structured Investments can be thought of as being comprised of two components:

Zero-coupon bond or certificate of deposit – provides for the principal return.

Call option on the reference asset – allows investors to participate in the potential appreciation of the reference asset, which is sometimes subject to a specific maximum return.

Hypothetical Scenario 1*

If on the final valuation date the value of the reference asset has appreciated relative to its value at the inception of the trade, the investor would receive at maturity:

100% of the principal back, plus

A percentage of the return of the reference asset (the percentage is determined by the participation rate established by the terms of the trade as specified in the relevant offering document for the Structured Investment).

Hypothetical Scenario 2*

If at maturity the reference asset has not appreciated or has declined relative to its value at the inception of the trade, the investor would receive:

100% of the principal back*

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Structured Investments are intended to be held to maturity. An investor may receive less, and possibly significantly less, than the amount invested if the investor sells a Structured Investment prior to maturity. An investor should be willing to hold a Structured Investment until maturity. Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

Participation Rate

The participation rate is the rate at which the investor participates in the potential appreciation of a particular reference asset.

For example, a participation rate of 100% implies that a 10% increase in the value of the reference asset would result in a 10% gain on a Structured Investment. Subsequently, a participation rate of 150% implies that a 15% gain on the Structured Investment would result for every 10% increase in the value of the reference asset. In addition, a participation rate of 50% implies that a 5% gain on the Structured Investment would result for every 10% increase in the value of the reference asset.

The participation rate may vary depending on the structure of the Structured Investment, as well as other variables of the structure, such as the reference asset, tenor, maximum return level, etc.

How do Structured Investments perform at maturity?

Assuming the Structured Investment is held to maturity, there are several possible scenarios that can occur, based on the performance of the reference asset. The following is a hypothetical example that provides an overview of each of these possible scenarios:

Hypothetical Example:

A Structured Investment linked to XYZ asset with a participation rate of 150% and a principal amount of $1,000.

* Structured Investments are intended to be held to maturity. An investor may receive less, and possibly significantly less, than the amount invested if the investor sells a Structured Investment prior to maturity. An investor should be willing to hold a Structured Investment until maturity. Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

STRUCTURED INVESTMENTS

Change in the Hypothetical Return

value of the Calculation of Return on the Structured

reference asset Investments*

+ 50%(Reference Asset appreciation x participation rate 1,750 (75% gain on the

x principal) + 100% of the principal amount original investment)

50% x 150% x 1,000 + 1,000

+ 20%(Reference Asset appreciation x participation rate 1,300 (30% gain on the

x principal) + 100% of the principal amount original investment)

20% x 150% x 1,000 + 1,000

0%(Reference Asset appreciation x participation rate 1,000 (the original

x principal) + 100% of the principal amount investment)

(0% x 150% x 1,000) + 1,000

—20%(Reference Asset appreciation x participation rate 1,000 (the original

x principal) + 100% of the principal amount investment)

(0% x 150% x 1,000) + 1,000

—50%(Reference Asset appreciation x participation rate 1,000 (the original

x principal) + 100% of the principal amount investment)

(0% x 150% x 1,000) + 1,000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Any payment on Structured Investments is subject to the creditworthiness of the Issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

Hypothetical Payout Variation Examples

The payout structure of a Structured Investment may vary and can be designed to satisfy specific investment goals. Hypothetical examples of two typical notes or certificates of deposit are provided below:

Hypothetical Example #1 – Participation Structured Investment*

Hypothetical Terms:

Tenor: 2.5 years

Reference asset: Barclays Capital Q-BES Large Cap US Index™

Participation Rate: 100%

Initial index level = the index level on the trade date

Hypothetical Payout at maturity:

The greater of:

100% principal; or

100% principal + (100% principal x participation rate x performance of the reference asset)

Hypothetical Example #2 – Digital Plus Structured Investment*

The structure provides: a• fixed (e.g. 25%) payment if the reference asset performance, as of the valuation date, is greater than or equal to zero and less than the specified fixed barrier (e.g. 25%);

100% participation if the reference asset performance is greater than the fixed barrier (e.g. 25%);

100% principal return if the reference asset performance is negative.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Structured Investments are intended to be held to maturity. An investor may receive less, and possibly significantly less, than the amount invested if the investor sells a Structured Investment prior to maturity. An investor should be willing to hold a Structured Investment until maturity. Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

STRUCTURED INVESTMENTS

Hypothetical Terms:

Tenor: 3.5 years

Reference asset (“basket”): Natural Gas,

Nickel, Zinc (equally weighted)

Participation Rate: 100%

Hypothetical Payout at maturity:

If the basket performance is <0%, Payout = 100% principal;

If the basket performance is 0% to 25%, Payout = 25% fixed payment + 100% principal;

If the basket performance is >25%,

Payout = basket performance + 100% principal.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

Certain Additional Risk Considerations

Market Risk:

The return on Structured Investments is dependant on movements in the level, value and price of the reference asset (equity, basket of equities, equity index, commodity, commodity index and foreign currency). Thus, changes in the levels, values or prices of the reference asset will determine the amount payable on the Structured Investment. If the reference asset declines or remains unchanged, the return on the Structured Investment may only be the full principal amount, with no additional return.

The investor should be willing to hold the Structured Investment until maturity. If the investor sells the Structured Investment before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Structured Investment prior to maturity may be substantially less than the amount originally invested in the Structured Investment, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of Issuer:

The types of Structured Investments detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, depends on the ability of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, may affect the market value of the Structured Investments and, in the event Barclays Bank PLC or Barclays Bank Delaware, were to default on its obligations, the investor may not receive the amounts owed under the terms of the Structured Investments.

Liquidity:

There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Price Volatility:

Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether their levels, values or prices of the reference assets will rise or fall during the term of the Structured Investments. Changes in the levels, values or prices will determine the payment at maturity on the Structured Investments. As the Structured Investments are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive only the principal amount at maturity, with no additional return. Any payment on the Structured Investments is subject to the creditworthiness of the Issuer.

No Dividend Payments or Voting Rights:

As a holder of the Structured Investments, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the reference asset or the components of the reference asset would have.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Structured Investments Prior to Maturity:

While the payment at maturity is based on the full notional amount of the Structured Investments, the original issue price of the Structured Investments includes the agent’s commission and the cost of hedging the issuer’s obligations under the Structured Investments through one or more of the issuer’s affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC or Barclays Bank Delaware will be willing to purchase Structured Investments from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Structured Investments are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Structured Investments to maturity.

Potential Conflicts:

Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

STRUCTURED INVESTMENTS

Many Economic and Market Factors Will Impact the Value of the Structured Investments:

In addition to the level of the reference asset on any day, the value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including: • the expected volatility of the reference asset or its underlying components; • the time to maturity of the Structured Investments; • interest and yield rates in the market generally; • a variety of economic, financial, political, regulatory or judicial events; and • the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of Barclays Bank PLC or Barclays Bank Delaware.

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Structured Investments to certain of its customers and may receive compensation from Barclays Bank PLC or Barclays Bank Delaware in this capacity.

Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of Structured Investments to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC or Barclays Bank Delaware and may receive compensation from Barclays Bank PLC or Barclays Bank Delaware in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC or Barclays Bank Delaware in connection with the distribution of the Structured Investments to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Structured Investments by you.

Barclays Wealth is acting solely as agent for Barclays Bank PLC or Barclays Bank Delaware, as the case may be. If you are considering whether to invest in Structured Investments through Barclays Wealth, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, strongly urges you to seek independent financial and investment advice to assess the merits of such investment.

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All Asset Classes and Structures Under One RoofSM

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The following disclaimer shall be applicable to the use of this presentation other than in connection with an SEC-registered offering of any securities:

This presentation has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (‘‘Barclays’’), for informational purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays. The final terms and conditions of any transaction will be set out in full in the binding transaction document(s).

This presentation shall not constitute an underwriting commitment, an offer of financing, an offer to sell, or the solicitation of an offer to buy any securities, financial products or investments (collectively, the “Products”), which shall be subject to Barclays’ internal approvals. Any offer of sale of any Product may only be made pursuant to final offering documentation and binding transaction documents and is subject to the detailed provisions, including risk considerations, contained therein. No transaction or service related thereto is contemplated without Barclays’ subsequent formal agreement.

Barclays is acting solely as principal and not as advisor or fiduciary and is not providing any investment advice or recommendations of any kind. Accordingly, you must independently determine, with your own advisors, the appropriateness for you of any Product. Neither Barclays nor any affiliate assumes any fiduciary responsibility or accepts any related liability for any consequences, including consequential losses, arising from the use of this document or reliance on the information contained herein. Barclays does not guarantee the accuracy or completeness of, and provides no assurances with respect to, information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources.

Products of the type described in this presentation may involve a high degree of risk and the value of such Products may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. Prior to transacting, you should ensure that you fully understand (either on your own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to you. Barclays and its affiliates do not provide tax advice and nothing contained in the materials available on this page should be construed to be tax advice. Please be advised that any discussion of US tax matters contained in such materials

(i) is not intended or written to be used and cannot be used by you for the purpose of avoiding US tax-related penalties and

(ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein.

Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

The indices referenced in this document that are not in any way affiliated with the Barclays Group and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

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CSNY324717 BarCap v10

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